UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934
___________________

META GOLD, INC.
(Exact name of registrant as specified in its charter)
___________________

Nevada
(State or other jurisdiction of incorporation)

000-54920
(Commission File No.)

98-0680168
(IRS Employer Identification No.)

2360 Corporate Circle – suite 400,
Henderson, NV, 89074-7722
702-522-1521
(Address and Telephone Number of Registrant)
___________________

Approximate Date of Mailing:   November 1, 2013

Meta Gold, Inc.
2360 Corporate Circle – suite 400,
Henderson, NV, 89074-7722
702-522-1521

Information Statement Pursuant to Section 14(F) of the
Securities Exchange Act of 1934 and
Securities and Exchange Commission Rule 14f-1

Notice of Change in the
Majority of the Board of Directors

November 1, 2013

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF META GOLD, INC.

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock, par value $0.001, of Meta Gold, Inc. a Nevada corporation (the “Company”), pursuant to the requirements of Section 14(f) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the sale by Lei Sun, the Company’s current sole officer and director, of a majority of the Company’s outstanding shares to Thomas Roger Sawyer (the “Share Purchase”).

In connection with the Share Purchase, the Company’s Board composition will change.  The Board currently consists of one director, Lei Sun.  Ten days after this Information Statement has been mailed to the Company’s stockholders of record (approximately November __, 2013) (the “Appointment Date”), Lei Sun will resign from the Board.   Simultaneous with such resignation, Mr. Sawyer shall become the Company’s sole director.

No action is required by the Company’s stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing of the information in this Information Statement to the Company’s stockholders of record at least ten (10) days prior to the date of a change in a majority of the Company’s directors, if such change is not effected at a meeting of the Company’s stockholders and is the result of a change in control.  The Share Purchase will result in a change of control.  Accordingly, the resulting change of the Company’s director will not occur until at least ten (10) days following the mailing of this Information Statement.  The Company will mail this Information Statement to its stockholders of record at November 1, 2013, on or about the date first shown above.

Please read this Information Statement carefully.  It contains certain biographical and other information concerning the Company’s executive officers and director after the completion of the Share Purchase.

CHANGE OF CONTROL

Following the Share Purchase, the Company will experience a change in control of the Company.  In the Share Purchase, Lei Sun will transfer to Mr. Sawyer 62,999,750 shares of common stock of the Company, representing approximately 60% of the issued and outstanding shares of the Company on the date hereof.  As the result of the Share Purchase, Mr. Sawyer will become the Company’s majority shareholder capable of approving all corporate actions that do not require greater than a simple majority vote of the outstanding shares or the approval of a majority of the disinterested shareholders (in each instance as may be set out under Nevada law, the Company’s Articles of Incorporation of the Company’s Bylaws).

The Company believes that the Share Purchase will be completed prior to the Appointment Date. Nonetheless, unforeseen matters may arise and there can be no assurance that the Share Purchase will be completed. If the Share Purchase is not completed prior to the Appointment Date, the resignation of the current sole director and officer and the appointment of the proposed sole director and officer might not occur.

VOTING SECURITIES

The Company’s common stock is its only class of equity securities that is entitled to vote at a meeting of its stockholders.  Each share of the Company’s common stock entitles the holders thereof to one vote.  As of October 28, 2013, there were 104,849,750 shares of the Company’s common stock issued and outstanding.  The intended change of the composition of the Company’s Board in connection with the Share Purchase is not subject to a stockholder vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Share Purchase

The following table sets forth, as of October 28, 2013, certain information regarding the ownership of the Company’s capital stock by the sole director and executive officer, each person who is known to the Company to be a beneficial owner of more than 5% of any class of the Company’s voting stock, and by all officers and directors of the Company as a group.  Unless otherwise indicated below, to the Company’s knowledge, all persons listed below have sole voting and investing power with respect to their shares of capital stock, except to the extent authority is shared by spouses under applicable community property laws.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”) and generally includes voting or investment power with respect to securities.  Shares of common stock subject to options, warrants or convertible securities exercisable or convertible within sixty (60) days of October 28, 2013 are deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person, and is based on 104,849,750 shares of common stock issued and outstanding on a fully diluted basis, as of October 28, 2013.

NAME AND ADDRESS OF BENEFICIAL OWNER (1)	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS (2)
Lei Sun(2) President, CEO, CFO, and Director and greater than 5% holder of common stock	62,999,750 (common stock)	60%

All officers and directors as a group (1 person)	62,999,750 (common stock)	60%

(1)  The listed address is c/o Meta Gold, Inc., 2360 Corporate Circle – suite 400, Henderson, NV, 89074-7722.
(2)  Appointed President, Secretary, Treasurer and Director on September 21, 2010.

Following the Appointment Date

The following table sets forth the number of shares of the Company’s common stock expected to be beneficially owned by the following persons or groups on the Appointment Date (assuming the completion of the Share Purchase):  (i) each person known by the Company which it expects to be the beneficial owner of more than 5% of its outstanding shares of common stock following the consummation of the Share Purchase; (ii) each of its proposed executive officers and directors following the Appointment Date; and (iii) all of its proposed executive officers and directors as a group.  Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.  In computing the number of shares beneficially owned by a person or a group and the percentage of ownership of that person or group, shares of its common stock subject to options, warrants or any other security currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Information Statement, are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.  In determining the percentages, the following table assumes 104,849,750 shares of the Company’s common stock will be issued and outstanding on the Appointment Date.

NAME AND ADDRESS OF BENEFICIAL OWNER (1)	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS (2)
Thomas Roger Sawyer (2) President, CEO, CFO, and Director and greater than 5% holder of common stock	62,999,750 (common stock)	60%

All officers and directors as a group (1 person)	62,999,750 (common stock)	60%

DIRECTORS AND EXECUTIVE OFFICERS

Following the Appointment Date, the Board will add one director to the Board.  On that date, Lei Sun will resign from the Board and from all other positions held with the Company, including as the Company’s President, Secretary Treasurer, Principal Executive Officer, and Principal Financial Officer.  Also on that date, Thomas Roger Sawyer will become the Company’s sole director and its Chief Executive Officer and Chief Financial Officer.

The following discussion sets forth the information regarding the Company’s current executive officer and director and its proposed executive officer and director after the Appointment Date.  If the proposed director and officer should become unavailable for any reason, which the Company does not anticipate, its Board will appoint any substitute nominee or nominees as the Board in its sole discretion deems necessary.

Current Executive Officers and Directors

The name, age and positions of the Company’s present sole officer and director are set forth below:

Name	Age	Position(s)
Lei Sun	35	President, Secretary, Treasurer, Chief Financial Officer and Chairman of the Board of Directors.

Lei Sun has held her position since inception of the Company. Directors receive no compensation for serving on the Board of Directors

BIOGRAPHICAL INFORMATION

Lei Sun, Founder, sole Director, President, Secretary, Treasurer, Chief Financial Officer and Chairman of the Board of Directors, age 34, graduated from YangZhou Institute of Technology in 2003, with a major in accounting.

Ms. Sun’s professional experience first began in February 2004 as manager of the Human Resources Department at Shanghai Century Lianhua Supermarket Holding Co., Ltd., whose operations are based in hypermarkets, supermarkets and convenience stores in the People's Republic of China. Ms. Sun’s work experience with Shanghai Century Lianhua Supermarket Holding Co., Ltd., trained her for personnel hiring and management, along with general business experience in the retail industry.  Ms. Sun left this position in May of 2009 to work for Highline United.

Since June 2009 to 2011, Ms. Sun was employed with Highline United, a New-York-based firm, offering a wide range of footwear to retailers globally. Located at the Shanghai’s branch, Ms. Sun was in charge of the Operations Department, developing procurement procedures, purchasing, manufacturing and logistics of the Highline United’s footwear portfolio.

As of April 2011, she was appointed as head of the Human Resources department for TONY STUDIOS. She is currently working full-time for TONY STUDIOS and is in charge of all operations in Eastern China.

The Company believed that the conjunction with her past and present professional experiences, including experience in women’s retail with footwear, her education, personal interest and planning of all the future development of Tireless Steps, Inc. would enable Ms. Sun to conduct the development of the Company and manage its operations. The Company is no longer in the footwear business.

Ms. Sun is not director of any other reporting company.

Proposed Executive Officers and Directors Following the Appointment Date

On the Appointment Date, the following individual is expected to serve as the Company’s sole director and executive officer:

Name	Age	Title
Thomas Roger Sawyer	43	Chief Executive Officer, Chief Financial Officer and Director

BIOGRAPHICAL INFORMATION

Thomas Roger Sawyer completed his doctorate in biological sciences at the University of Glasgow in 2000 and quickly moved into the corporate world, starting the information technology companies Weather2 Limited and Advance Weather Applications for which he served in the role of Chief Technology Officer. While helping to build and grow these companies, he also began consulting for clients in the logistics industry, providing strategy, technical architecture and business process consultancy for companies including Global Freight Solutions and Nightline. Dr. Sawyer completed an Executive MBA at the University of Cambridge, graduating in 2012, specializing in corporate finance and management science and completed his thesis on the use of data for predictive analytical tools in industry. It was from Cambridge that he was recruited to work for private equity investors providing advice on project due diligence, appraisal, corporate structuring and economic valuation of minerals assets in southern and eastern Africa. After completing the due diligence work on assets and carrying out the initial corporate structuring he was appointed CEO of East African Gold, a gold exploration company headquartered in Mauritius and with extensive exploration licenses in the east African country of Uganda, in late 2011.

This company successfully raised capital in excess of USD $4 million and has carried out extensive exploration activities in a large area in a remote region of the country, with up to 100 employees and wide-reaching operations capabilities. Dr. Sawyer has experience of starting and structuring companies, raising capital, IPOs, mergers, setting up joint ventures and corporate strategy. His background in research science allows him to incorporate the technical aspects of the development of minerals projects with his experience in management and corporate finance, allowing this to be build into the overall business strategy and direction. He has been a speaker at international minerals conferences in east Africa. Dr. Sawyer has board experience in a number of industries; for Weather2 and Advanced Weather Applications in the area of information technology and business intelligence; Capro Ltd, an investment advisory and consultancy company specializing in direct investment in African businesses, and, in the minerals industry as Director of each of the East African Gold group companies, East African Mining, (Uganda) East African Gold Ltd (Mauritius) and East African Gold plc (Jersey).

Dr. Sawyer is not currently director of any company that is required to file reports under the Securities Exchange Act of 1934.

Certain Legal Proceedings Involving Directors or Executive Officers

To the Company’s knowledge, none of its officers (exiting or proposed) or its directors (existing or proposed) have, during the last ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●
been found by a court of competent jurisdiction in a civil action or by the United States Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

Director Independence

Because the Company’s common stock is not currently listed on a national securities exchange, it has used the definition of “independence” of The NASDAQ Stock Market to determine whether its current and proposed directors are independent. The Board has determined that Lei Sun does not, and Mr. Sawyer will not, qualify as “independent” in accordance with the published listing requirements of The NASDAQ Stock Market and for purposes of Section 16 of the Exchange Act because Lei Sun currently serves, and Mr. Sawyer will serve, as the Company’s Chief Executive Officer.  NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Act, requires the Company’s executive officers and directors and persons who beneficially own more than 10% of a registered class of its equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of its common shares and other equity securities, on Forms 3, 4 and 5, respectively.  Executive officers, directors and greater than 10% stockholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file.  Based on the Company’s review of the copies of such forms received by it, and to the best of its knowledge, the only person to whom the Company believes this would applicable is Lei Sun, and Lei Sun has not filed the required reports in a timely manner.

Audit Committee Information

The Company’s Board does not have a separate audit committee. Given the Board has never consisted of more than one director and the lack of independent directors throughout the Company’s history, the Board has determined that it is appropriate for the Board to act as the audit committee. The Company’s Board has not adopted a charter for the audit committee. The Company does not have a financial expert, as that term is defined in Item 407(d)(5) of Regulation S-K, on its Board.

In connection with the Company’s audited financial statements for the fiscal year ended December 31, 2012, the Board reviewed and discussed the audited financial statements with management; discussed with the Company’s independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T; received the written disclosures and the letter from the independent accountant required by applicable requirements of the PCAOB regarding the independent accountant’s communication with the audit committee concerning independence, and discussed with the independent accountant the independent accountant’s independence.  Based on the review and reports of the discussions above, the Board determined to include the audited financial statements in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012.

Nominating Committee

The Company’s Board does not have a separate nominating committee. Given the Board has never consisted of more than one director and the lack of independent directors throughout the Company’s history, the Board has determined that it is appropriate for the board to act as the nominating committee, which has resulted in directors who are also executive officers making nominating decisions. The Company’s Board has not adopted a charter for the nominating committee. The Company’s Board has never adopted a policy concerning the nomination of directors or consideration of director candidates recommended by security holders. Historically, the Company has identified potential nominees from people known to its directors and officers who had knowledge and experience relevant to the Company’s business.

Compensation Committee

The Company’s Board does not have a separate compensation committee. Given the Board has never consisted of more than one director, the lack of independent directors throughout the Company’s history and that the Company has never paid compensation to its directors and officers, the Board has determined that it is appropriate for the Board to act as the compensation committee. The Company’s Board has not adopted a charter for the compensation committee.

Compensation Committee Interlocks and Insider Participation

No member of the Board or executive officer of the Company has served as a member of the Board or compensation committee of any entity that has one or more executive officers serving as a member of the Company’s Board of Directors.

Stockholder Communication

Stockholders may communicate with any and all members of the Board by mailing correspondence to the Company at the address first provided in this Information Statement.

Stockholders should clearly specify in each communication the name of the director to whom the communication is directed and that the communication is from a stockholder.

EXECUTIVE COMPENSATION

The Company has no fulltime employees. The Company currently has no operations and does not require the services of full-time persons to execute its corporate strategies. Engaging professional consultants under part-time contracts allows the Company to conserve its limited cash resources while applying appropriate resources to technical and executive tasks. If the Company is successful in its growth strategies, its employment practices may change to more traditional employer/employee relationships as appropriate.

The Company has never provided its executive officers and directors with any compensation, including any restricted shares awards, options or any other payouts. As such, the Company has not included a Summary Compensation Table.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by Company.

Outstanding Equity Awards at Fiscal Year-End

The Company’s current and former directors and officers do not have unexercised options, stock that has not vested or equity incentive plan awards.

Employment Agreements and Arrangements

The Company has no employment agreement with Lei Sun.  There is currently no arrangement or agreement by which Mr. Sawyer will receive compensation for his services as a director or officer.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS
AND CERTAIN CONTROL PERSONS

The Company has received $5,885 as a loan from a Director as of September 30, 2012. The loan is payable on demand and without interest.

Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by us with the SEC, there have been no related party transactions (including with current or proposed directors, officers and beneficial owners of more than 10% of the Company’s outstanding shares), or any other transactions or relationships required to be disclosed pursuant to Item 404 Regulation S-K.  The Company is currently not a subsidiary of any company.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings relating to securities or other proceedings that could have an adverse impact on the Company in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company (in each instance, current or proposed), or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that the Company files with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The Company’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPANY:	META GOLD, INC.

Dated: October 31, 2013	By: /s/ Tom Sawyer
Tom Sawyer
Chief Executive Officer